05005779

M-real Corporation Stock ... 4.2.2005 at 1.00 p.m. 1(24)

SUPPL

DROP IN PAPER PRICE AND RISING EURO WEAKENED M-REAL'S PROFITABILITY IN 2004

The M-real Group's operating result, excluding non-recurring items, declined in 2004 and was a loss of EUR 2.0 million, compared with an operating profit of EUR 88.5 million in the previous year. The main factors behind the drop in the operating result were the fall in the price of paper and the appreciation of the euro. The operating result was also reduced by the divestment of Metsä Tissue in January 2004.

Net non-recurring expenses of EUR 72.7 million were booked as a charge to the operating result (14.7 million in 2003), the biggest items of which were the recognition of negative goodwill of EUR 14.3 million connected with the purchase of shares in Kemiart Liners Oy, the write-down of fixed assets of the Savon Sellu fluting mill in Finland and the Zanders Reflex paper mill in Germany, to a total value of EUR 53.5 million, an EUR 8.4 million reversal of the write-down of Savon Sellu's fixed assets, the EUR 24 million expense provision connected with the profitability improvement programme launched at Zanders' Gohrsmühle and Reflex mills and a EUR 5.3 million provision for the restructuring of the operations of Modo Merchants Ltd and James McNaughton Paper Group Ltd. The operating result was a loss of EUR 74.7 million (a profit of 73.8).

Key figures in 2004:
- Turnover: EUR 5,460.3 million (6,044.1 in 2003)
- Operating result, excluding non-recurring items: a loss of EUR 2.0 million (a profit of EUR 88.5 million)
- Operating result: a loss of EUR 74.7 million (a profit of 73.8)
- The result before extraordinary items net of non-recurring items was a loss of EUR 119.1 million (a loss of 37.5)
- The result before extraordinary items was a loss of EUR 209.0 million (a loss of 80.2)
- Result for the financial year: a net loss of EUR 15.3 million (a loss of 95.0 million)
- Earnings per share: EUR 0.79 negative (0.43 negative)
- Board of Directors' dividend proposal: EUR 0.12 per share (0.25)
- Cash flow from operations: EUR 251.6 million (425.1)
- Return on capital employed: 1.0 per cent negative (1.6 positive)
- Equity ratio: 41.5 per cent (31.9)
- Gearing: 82 per cent (137)
- Operating rate at the paperboard mills: 89 per cent (84); operating rate at the paper mills: 88 per cent (83)

Of the businesses, Cartons and Map Merchants improved their profitability.

Demand for paper and paperboard grew substantially compared with the previous year. M-real's deliveries of paper increased by 7 per cent and deliveries of paperboard were similarly up 7 per cent on a comparable basis.

A drop occurred in the selling prices of all papers, especially in uncoated fine paper. No major change took place in the selling price of paperboard. The appreciation of the euro nevertheless lowered the selling price in euros obtained from deliveries of paper and paperboard outside Europe.

President & CEO Hannu Anttila comments on the outlook for the current year: "Measures to raise the prices of coated paper grades and folding boxboard are continuing. There is also a considerable need for price increases in uncoated fine papers."

"The EUR 30 million cost savings target which was set for 2004 was exceeded, and we have increased our estimate on the impact of cost-savings and efficiency improvement measures during 2005 and



2006 to EUR 200 million. The objective is to lift the level of earnings into the black during the second half of the current year. To achieve the objective the planned cost-savings are to be realized, the sought-after price increases are to go through during the first part of the year and the United States dollar is not to weaken significantly from its current level."

M-real's first-quarter result before taxes and excluding non-recurring items is nevertheless forecast to be slightly in the red.

M-REAL CORPORATION

Corporate Communications

For further information, contact Hannu Anttila, President and CEO, tel. +358 10 469 4343 or Juhani Pöhö, Senior Vice President and CFO, tel. +358 10 469 5283

M-REAL CORPORATION
FINANCIAL STATEMENT BULLETIN 2004

REPORT OF THE BOARD OF DIRECTORS, 2004

MARKET SITUATION IN 2004

Economic growth in Europe picked up in 2004 compared with 2003 for the first time since 2000. Growth is nevertheless expected to have been fairly moderate, at a level of about 2 per cent. Economic growth in North America improved further in 2004 compared with the growth rate of about three per cent in 2003. Asia's economic growth also improved from the 3 per cent growth registered a year ago. The amount of money spent on printed advertising, which moves fairly much in tandem with economic growth, headed upward in Western Europe. On the foreign exchange market, the United States dollar continued to slide and was on average at its weakest level since the introduction of the euro. The British pound was at the previous year's level.

Demand for folding boxboard in Western Europe was at the previous year's level. West European producers' deliveries to Eastern Europe and markets outside Europe increased substantially. There was no significant change in selling prices. The appreciation of the euro nevertheless lowered the selling prices in euro obtained for deliveries outside Europe and the price competitiveness of West European producers. Deliveries by producers of linerboard and fluting increased.

Despite the pick-up in demand, it was a difficult and dual-trend year in the paper markets. The favourable trend in the economy and in printed advertising lifted demand in the main market areas Western and Eastern Europe, North America and Asia. On the other hand, the market situation was still characterized by overcapacity and falling prices in the west European markets, along with increased deliveries to markets outside Europe as the euro edged higher, and by a rise in imports of uncoated fine paper to the west European market.

Deliveries by west European producers of coated fine paper increased by 11 per cent and deliveries by producers of uncoated fine paper by 5 per cent, with producers of coated magazine paper reporting an increase of 8 per cent. Selling prices of all papers, especially of uncoated fine paper, decreased.

RESULT FOR THE FINANCIAL YEAR

M-real's consolidated operating result in 2004 was a loss of EUR 74.7 million (profit of 73.8 million in 2003). The operating result includes EUR 72.7 million of non-recurring net expenses (14.7). Non-recurring income amounted to EUR 26.9 million (15.8) and non-recurring expenses were EUR 99.6 million (30.5).

The biggest of the non-recurring income items were the recognition of negative goodwill of EUR 14.3 million connected with the purchase of shares in Kemiart Liners Oy, which was booked in the third quarter, as well as the EUR 8.4 million reversal of the write-down of Savon Sellu fluting mill's fixed assets in the fourth quarter owing to the divestment of the Savon Sellu business and the proceeds from the sale. The other non-recurring income amounting to a total of EUR 4.2 million was booked to the last quarter.

The most important of the non-recurring expenses were the write-downs, booked in the third quarter, of fixed assets of the Savon Sellu fluting mill in Finland and the Zanders Reflex paper mill in Germany, to a total value of EUR 53.5 million, the EUR 24 million expense provision connected with the profitability improvement programme launched at Zanders' Gohrsmühle and Reflex mills and booked to the last quarter as well as the EUR 5.3 million of expense provision for the restructuring of the operations of Modo Merchants Ltd and James McNaughton Paper Group Ltd, which was likewise

booked to the last quarter. The other non-recurring expenses amounting to a total of EUR 16.8 million were booked to the last quarter.

The operating result, excluding non-recurring items, was a loss of EUR 2.0 million (a profit of 88.5 million), or 0.0 per cent of turnover. The main reasons for the drop in the operating result were the fall in the selling price of paper and the appreciation of the euro. The operating result was also reduced by the divestment of Metsä Tissue in January 2004.

Apart from Cartons and Map Merchants, all the businesses reported a weaker operating result, excluding non-recurring items.

Deliveries of paperboard to customers totalled 1,155,000 tonnes (1,007,000 tonnes). Production was curtailed by 82,000 tonnes in line with demand (163,000). The operating rate was 89 per cent (84). Kemiart Liners is included in its entirety in the second-half figures for 2004.

The total volume of paper deliveries was 4,129,000 tonnes (3,857,000). Production curtailments amounted to 351,000 tonnes (597,000). The operating rate of the paper mills was 88 per cent (83).

The effect of currency hedging on the operating result was EUR 9.5 million positive (24.2). At the end of 2004 the exchange rate of the euro against the United States dollar was 7.8 per cent lower than at the end of 2003, and the exchange rate of the British pound was at the same level as at the end of 2003. On average, the dollar was down 9.9 per cent and the pound strengthened by 2.0 per cent.

Turnover was EUR 5,460.3 million (6,044.1). Turnover was lowered by the same factors which impacted the operating result. Comparable turnover was up 1.2 per cent. Sales to Finland accounted for 6 per cent of turnover.

Net financial expenses were EUR 134.3 million (154.0 million). These items included net interest and other financial expenses of EUR 146.8 million (174.7) as well as foreign exchange gains on financial items of EUR 12.5 million (20.7). Other financial expenses include a non-recurring entry in the last quarter of EUR 17.2 million of expenses for the share offering carried out in September and October as well as an entry of EUR 2.9 million of expenses connected with the new EUR 500 million revolving credit facility.

Other operating income amounted to EUR 86.3 million (73.8). The sum does not include non-recurring items.

The consolidated result before extraordinary items was a loss of EUR 209.0 million (a loss of 80.2 million). The result includes non-recurring net expenses of EUR 89.9 million (42.7). The result before extraordinary items net of non-recurring items was a loss of EUR 119.1 million (a loss of 37.5).

A capital gain of EUR 194.0 million on the sale of Metsä Tissue was booked to extraordinary income as well as EUR 4.2 million from discharging the unused portion of the expense provision for terminating the Price&Pierce trading business, which was entered in 2003.

The result for the financial year was a net loss of EUR 15.3 million (a net loss of 95.0 million). Taxes, including the change in deferred tax liability, were EUR 3.1 million (0.7). The deferred tax liability decreased by a total of EUR 22.6 million owing to the lowering of Finland's corporate tax rate from 29 per cent to 26 per cent.

Earnings per share were EUR 0.79 negative (0.43 negative).

The return on capital employed was 1.0 per cent negative (1.6 positive). The return on equity was 7.7 per cent negative (3.8 negative).

OCTOBER-DECEMBER EARNINGS COMPARED WITH THE PREVIOUS QUARTER

M-real's operating result was loss of EUR 27.5 million (July-Sept./2004: a loss of EUR 28.1 million). The operating result includes EUR 33.5 million of non-recurring net expenses (39.2). The operating result excluding non-recurring items was a profit of EUR 6.0 million (11.1 million), which is 0.4 per cent (0.8) of turnover. The operating result was weakened mainly by the costs of annual maintenance shutdowns, the appreciation of the euro as well as the rise in the costs of oil-based raw materials. The result was improved by the reversals of periodizations of expenses, made in January–September, to a total amount of EUR 10 million.

The operating result of Map Merchants improved and the operating result of the other businesses areas, excluding non-recurring items, weakened.

Deliveries of paperboard to customers totalled 305,000 tonnes (310,000 tonnes). Because of the imbalance between supply and demand, production was curtailed by 17,000 tonnes (7,000) in line with demand. The operating rate at the mills was 85 per cent (96).

Paper deliveries from the mills totalled 1,070,000 tonnes (1,043,000). Production curtailments amounted to 52,000 tonnes (85,000). The operating rate at the mills was 90 per cent (89).

The effect of currency hedging on the operating result was a gain of EUR 21.0 million (4.1). At the end of December, the exchange rate of the United States dollar against the euro was 9.8 per cent and the rate of the British pound against the euro 2.7 per cent lower than at the end of September. On average, the dollar was down 6.1 per cent and the pound fell by 3.4 per cent.

Turnover was EUR 1,382.8 million (1,362.7). Comparable turnover was up 3.3 per cent.

Net financial expenses were EUR 44.1 million (31.4 million). These items included net interest and other financial expenses of EUR 52.2 million (31.4) as well as foreign exchange gains on financial items of EUR 8.1 million (0.0). Other financial expenses include a non-recurring entry of EUR 17.2 million of expenses for the rights issue as well as an entry of EUR 2.9 million of expenses connected with the new EUR 500 million revolving credit facility.

The result before extraordinary items was a loss of EUR 71.6 million (loss of 59.5 million). The operating result includes EUR 50.7 million of net non-recurring charges (39.2). The result, excluding non-recurring items, was a loss of EUR 20.9 million (a loss of 20.3).

The result for the last quarter of the year was a loss of EUR 64.1 million (a loss of 62.1 million).

PERSONNEL

The number of personnel at the end of December was 15,960 employees (19,636 employees at 31 December 2003), of whom 4,912 employees worked in Finland (5,835). The net reduction in personnel was 3,676 employees. Acquisitions and divestments resulted in a net decrease of 3,260 employees in the reduced headcount.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES

Capital expenditures for fixed assets in 2004 totalled EUR 239 million (2003: 232). In addition, EUR 20 million was paid for the shares of companies that were acquired. In 2003, EUR 165 million was paid for the shares of companies that were acquired.

The investment project in the new BCTMP mill in Kaskinen, which will have a total price tag of EUR 180 million, is progressing according to plans. Installations of the main equipment are under way and training of the personnel has been started. The mill will have an annual capacity of 300,000 tonnes of bleached chemithermal mechanical pulp (BCTMP) and is set to come on stream in August 2005.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

At the beginning of January, a 66 per cent stake in Metsä Tissue was sold to Metsäliitto Cooperative. In addition, 17 per cent was sold to the Tapiola Group. At the end of January, the remaining 17 per cent was sold to Varma Mutual Pension Insurance Company (9.86 per cent) and Sampo Life Insurance Company Limited (7.14 per cent). Each transaction was carried out on the same terms and conditions and were based on a debt-free value of EUR 570 million. The after-tax capital gain on the disposals was about EUR 173 million.

At the beginning of August, the company bought the holdings of Metsäliitto Cooperative and UPM-Kymmene in Kemiart Liners Oy, a total stake of 53 per cent. The purchase price of the shares was about 13 million euros, in addition to which the M-real Group's interest-bearing net liabilities increased by about 23 million euros. The negative goodwill of EUR 14.3 million that arose as a consequence of the transaction was recognized as income in the third quarter.

In a deal that entered into effect at the end of September, the Price & Pierce trading business was sold to Gould Paper Corporation. The transaction did not have a major economic impact on M-real.

At the end of December, an agreement was signed on sale of the Savon Sellu business to a company owned by Dr Dermot F. Smurfit as a private individual, and a group of other international investors. The purchase price was about EUR 20 million, of which some EUR 12 million was allocated to fixed assets. Savon Sellu has a production capacity of 245,000 tonnes a year and about 250 people are employed at the mill. The transaction entered into force on 1 January 2005. A write-down of EUR 22.4 million was made on the fixed assets of Savon Sellu in the third quarter. On the basis of the disposal of the business and the proceeds from it, a EUR 8.4 million reversal of the write down was made in the fourth quarter.

At the end of December, a Letter of Intent was signed on sale of forestland to a company to be founded, called Forestia Holding Oy, which is to be owned by Metsäliitto Cooperative, with a share of 49.9%, Suomi Mutual Life Assurance Company, with a share of 39.7% and the Central Union of Agricultural producers and Forest owners, with a share of 10.4%. The total purchase price according to the Letter of Intent was EUR 172 million, of which M-real's share was 95 per cent. The transaction does not have a material impact on M-real's financial result.

RESEARCH AND DEVELOPMENT

Research and development costs in 2004 were EUR 28 million, or 0.7 per cent of turnover, excluding the Map Merchants paper merchanting business. The number of patents applied for grew by 50 per cent.

The research and development focus areas were the characteristics and behaviour of fibre in various production processes, process know-how as well as the development of the optical characteristics of paper and paperboard. In recent years M-real has strengthened its expertise in the area of chemithermal mechanical pulp (CTMP), thereby making possible the development of new and competitive grades of paper and paperboard.

At M-real's mills, efforts were made to improve production efficiency. Productivity improvements were achieved at nearly every production unit.

ENVIRONMENT

During 2004, preparations were made for the start of EU emissions trading in 2005. Furthermore, product-specific reporting of chain of origin information was started, old environmental liabilities were ascertained and soil investigations were launched at the mills in operation.

The guidelines for M-real's climate strategy were finalized in the spring 2004. An investment project aiming at increasing the use of biofuels was started at the Hallein mill and a similar project moved ahead at Biberist as well. The production units have obtained the emissions permits and allowances for start-up of EU emissions trading in accordance with the national legislation and regulations. Assessments of energy efficiency were continued with the aim of mapping out areas were energy can be saved. M-real's carbon dioxide emissions increased by approximately 1 per cent (the emissions of Metsä Tissue excluded) on the previous year.

All M-real's production plants have an environmental system that is certified under the ISO 14001 standard as well as objectives and programmes for improving operations. Total emissions increased by approximately1 per cent (the emissions of Metsä Tissue excluded) compared with the previous year. The most important capital expenditure was the Husum waste water treatment plant, which went into operation in autumn 2004. The total capital expenditure was approximately EUR 40 million. The extension to the waste water treatment plant at the Kyro paperboard mill reduced waste water effluents markedly below the terms and conditions set out in the mill's permit.

The provisions made for attending to M-real's environmental liabilities amounted to EUR 7 million at the end of 2004. Clean-up of the soil at the Kolho impregnation plant located in Vilppula will be carried out in 2005. M-real's share of the costs is about EUR 2 million. The production units in operation started soil investigations in their plant areas in order to map any polluted areas. The results will be ready in spring 2005.

M-real has committed to using wood raw material that comes from sustainably managed silvicultural forests and to promoting the certification of forests and the use of certified wood and fibre in its products. In 2004 reporting of the origin of wood used in the manufacture of M-real's products was started on the Annex pages to the Paper Profile environmental product declaration sheets. Thomesto Oy, which is responsible for M-real's wood procurement outside Finland, has increased inspections of logging areas in Russia and last year 62 per cent of the wood volume came from inspected sites.

M-real will publish a separate Social Responsibility Report for 2004, which will include sections dealing with environmental responsibility issues.

FINANCING

Interest-bearing net liabilities amounted to EUR 2,161 million at the end of December (Dec. 2003: 3,109 million).

The equity ratio at the end of the period was 41.5 per cent (Dec. 2003: 31.9) and the gearing was 82 per cent (Dec. 2003: 137).

Liquidity is good. Liquidity at the end of December was EUR 1,798 million, of which 1,556 million consisted of binding long-term credit commitments and 242 million was liquid funds and investments. In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 600 million.

At the end the report period an average of 4 months of the net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 4 and 5 months. At the end of the

report period, about 98 per cent of the shareholders' equity not in euros was hedged. At the end of the period the Group's liabilities were tied to fixed interest rates for a period of 23 months. During the report period the interest rate maturity has varied from 18 to 25 months.

At the close of the year, 7 per cent of the Group's long-term loans were not denominated in euros. Of these loans, 32 per cent was subject to variable interest rates and the rest to fixed interest rates. The average interest rate on the loans was 4.2 per cent at the end of 2004 and the average maturity of long-term loans was 4.0 years.

In April, Standard&Poor´s changed the outlook for M-real's long-term loans rating, BB+, from stable to negative.

In July Moody's Investors Services placed M-real on Credit Watch Negative for a possible lowering of the credit rating.

In November, Moody's Investors Services lowered M-real's credit rating from Ba1 to Ba2, with a stable outlook.

In December, M-real signed a EUR 500 million syndicated revolving credit facility agreement. The facility will be used to refinance the EUR 700 million credit agreement signed in 2000. The term of the facility is five years. A total of 21 banks participated in the arrangement.

During the year, seven bond issues to a total amount of about EUR 172 million were implemented within the framework of an international bond programme.

SHARES

The highest share issue-adjusted price of the M-real Series B share on the Helsinki Stock Exchange last year was EUR 6.43, and the low was EUR 4.18, with an average share price of EUR 5.59. In 2003 the average price was EUR 6.11. The price of the Series B share was EUR 4.70 at the end of the report period on 31 December 2004.

Turnover of the Series B share was EUR 1,013 million, or 62 per cent of the total shares outstanding after the rights offering. The market value of the Series A and B shares at 31 December 2004 totalled EUR 1,542 million.

At 31 December 2004 Metsäliitto Osuuskunta owned 38.6 per cent of M-real Corporation's shares and the voting rights conferred by these shares was 60.5 per cent. International investors owned 38.3 per cent of the shares.

On 7 September 2004, the Board of Directors decided, on the basis of an authorization granted by the extraordinary meeting of shareholders on 6 September 2004, to arrange a rights offering to an amount of EUR 447,498,561. The subscription period for the shares commenced on 15 September 2004 and ended on 1 October 2004. The subscription price was EUR 3.00 per share. Each M-real shareholder was entitled to subscribe for five (5) new Series B shares for each six (6) Series A or B shares which the shareholder owned on the record date, 10 September 2004. The subscription warrants were traded publicly on the Helsinki Stock Exchange from 15 to 24 September 2004 and turnover in them amounted to EUR 63 million, or 49 million warrants. The high for the subscription warrant was EUR 1.60 and the low EUR 1.11. According to the final outcome of the rights offering, 148,633,415 Series B shares were subscribed for on the basis of the subscription warrants in the primary offering, corresponding to 99.64 per cent of the total amount of offered shares. In addition, subscription commitments for 31,098,942 Series B shares were submitted in the secondary offering, exceeding the number of shares being offered (532,772 shares) nearly 60-fold.

The shares subscribed for in the primary offering were accepted for public trading on the Helsinki Stock Exchange as interim shares on 4 October 2004 ("M-real B new shares"). The corresponding increase in the share capital was entered in the Trade Register and the interim M-real B New Shares were combined with M-real's present Series B share class on 7 October 2004. The increase in share capital corresponding to the subscriptions accepted in the secondary offering was entered in the Trade Register on 13 October 2004.

Following the registration of the shares subscribed for in the secondary offering, M-real's share capital is EUR 557,881,540.40 and consists of 328,165,612 shares, of which 36,340,550 are Series A shares and 291,825,062 are Series B shares.

The net increase in shareholders' equity after expenses resulting from the rights offering was EUR 430 million. The share capital rose by EUR 253.6 million to EUR 557.9 million.

The proceeds of the rights offering have been used to pay down the company's debt.

The Board of Directors does not have current authorizations to carry out share issues or issues of convertible bonds or bonds with warrants.

BOARD OF DIRECTORS AND AUDITORS

The Annual General Meeting held on 15 March 2004 elected the following persons to seats on M-real's Board of Directors for a term extending up to the next Annual General Meeting: Antti Oksanen, President of Metsäliitto Group, Arimo Uusitalo, Titular Farming Counsellor, Kim Gran, President of Nokian Tyres plc, Timo Haapanen, Titular Farming Counsellor, Asmo Kalpala, CEO of Tapiola Group, Erkki Karmila, Executive Vice President of Nordic Investment Bank, Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, CEO of the OP Bank Group.

At its organization meeting, the Board of Directors elected Antti Oksanen as its Chairman and Arimo Uusitalo as its Vice Chairman.

Elected as auditors were Göran Lindell, Authorized Public Accountant, and PriceWaterhouseCoopers Oy, Authorized Public Accountants firm, with Ilkka Haarlaa, M.Sc. (Econ.), Authorized Public Accountant, as responsible auditor and Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, as the deputy auditors.

The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

CORPORATE GOVERNANCE

In accordance with the new Helsinki Stock Exchange recommendation on the corporate governance of listed companies, M-real Corporation's Board of Directors decided at the beginning of April to set up an Audit Committee, a Compensation Committee and a Nomination Committee. Each committee assists the Board of Directors in preparing matters within its own area of responsibility. The Board has confirmed written rules of procedure for the committees.

The members of the Audit Committee are Asmo Kalpala (chairman), CEO of Tapiola Group, Kim Gran, President of Nokian Tyres plc and Erkki Karmila, Executive Vice President of Nordic Investment Bank.

The members of the Compensation Committee are Antti Oksanen (chairman), President of Metsäliitto Group, Erkki Karmila, Executive Vice President of Nordic Investment Bank, and Arimo Uusitalo, Titular Farming Counsellor.

The members of the Nomination Committee are Arimo Uusitalo (chairman), Titular Farming Counsellor, Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, CEO of the OP Bank Group.

NEW PRESIDENT AND CEO

In June M-real's Board of Directors appointed Hannu Anttila, 49, M.Sc. (Econ.), as the company's new President and CEO. Mr Anttila took over as M-real's Senior Executive Vice President on 1 July 2004. He became Chief Operating Officer on 1 September 2004 and President and CEO on 1 January 2005, following the retirement of the former CEO, Jouko M. Jaakkola.

REVISED STRATEGY, NEW ORGANIZATION AND CORPORATE EXECUTIVE BOARD

The revised business strategy and renewed business area and organizational structure were announced in August.

The core business areas are Consumer Packaging, Publishing, Commercial Printing and Office Papers. The development possibilities of the Map Merchant paper merchanting business and the related potential for carrying out ownership arrangements are being assessed.

The company's main objective over the next few years is to achieve a clear improvement in profitability and internal efficiency.

The financial targets set were an average return on capital employed of at least 10 per cent over the business cycle and a gearing ratio not to exceed 100 per cent. Total capital expenditures, including any acquisitions, will come to a maximum of about the amount of depreciation in 2005 and 2006.

According to the revised business area and organizational structure, the management of each business area has total responsibility for the operations of its own business area, including sales, marketing and production. In addition, the heads of the business areas are responsible for implementing each business area's strategy as well as for profitability and the return on capital employed.

Within the new organization, the heads of the business areas are members of the Corporate Executive Board. The tasks of the Corporate Executive Board are, among other things, to assess the strategy of each business area and strategic investments, taking into account the company's financial targets.

The new organization came into force on 1 September 2004.

FINANCIAL REPORTING IN 2005

M-real's financial reporting will change in line with the business area structure as from the beginning of 2005. The comparative figures according to the new business area structure will be published in the first half of April 2005.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

M-real adopted International Financial Reporting Standards (IFRS) as from 1 January 2005. In August the company published a preliminary estimate of the effects of the transition on the opening balance sheet prepared according to IFRS as of 1 January 2004. According to the estimate, the transition to IFRS will reduce the Group's shareholders' equity by EUR 320 million. Of this amount, the effect of impairment charges for property, plant and equipment as well as goodwill is EUR 110 million, the effect of defined benefit pension arrangements EUR 141 million and the effects of other changes in

accounting principles total EUR 69 million. Total assets are estimated to increase by about EUR 70 million and interest-bearing liabilities will grow by about EUR 60 million.

The estimate of the decrease in shareholders' equity (EUR 320 million) includes EUR 40 million of the disability pension liability under the Finnish pension plan (TEL). After the preliminary estimate was made public, the Finnish authorities have approved changes in the principles applied in calculating disability pension contributions, which will come into force on 1 January 2006. As a consequence of the changes, and as a departure from the previous interpretation, the disability pension arrangement will be considered as a defined contribution plan. Accordingly, provisions will be entered in the opening IFRS balance sheet only up to an amount that is sufficient to cover disability pension contributions that are estimated to be paid during 2004 and 2005. This is estimated to be around 20 per cent of the original sum of EUR 40 million.

In the first half of April 2005, M-real will publish a separate announcement setting out its accounting policies in accordance with IFRS, their principal effects as well as reconciliations between the IFRS figures and the financial statements prepared according to Finnish accounting practices for 2004.

INVESTIGATIONS BY THE EU COMMISSION'S COMPETITION AUTHORITIES

On 25 May 2004 the EU Commission's competition authorities made a visit of inspection at M-real's offices. The visit was connected with the competition authorities' investigations into alleged cooperation with producers of fine paper in the fine paper segment.

M-real has commissioned Herbert Smith, an international law firm, to examine the documents that were handed over to the competition authorities during the visit of inspection and to carry out the internal investigations, which are continuing.

Class actions related to the matter have been brought against M-real in the United States.

EVENTS AFTER THE CLOSE OF THE FINANCIAL PERIOD

At the end of January the sale of forest assets to Forestia Holding Oy was completed in accordance with the Letter of Intent signed at the end of December. The total purchase price was EUR 172 million, of which M-real's share was EUR 163 million. The transaction does not have a material impact on M-real's result.

OUTLOOK FOR THE CURRENT YEAR

European economic growth picked up in 2004 compared with 2003. The growth is estimated to have remained at a moderate level of about 2 per cent. Economic growth in North America and Asia also improved compared with the previous year. In 2005 economic growth is generally forecast to slow down in Europe and North America as well as in Asia. The amount of money spent on printed advertising, which moves fairly much in tandem with economic growth, is estimated to increase in Western Europe at last year's rate. A continued weakening of the United States dollar would have a negative impact on the price competitiveness of dollar-based exports by the west European forest industry.

Paper demand held up well in the last quarter of 2004. Apart from uncoated fine paper, M-real's paper deliveries to all the main markets grew. Production capacity was nevertheless still underutilized. M-real's deliveries of paperboard were at the previous quarter's good level. Demand for paper and paperboard is expected to remain good providing that the general economic trend and the growth in printed advertising remain favourable.

Average prices of coated fine paper, coated magazine paper and folding boxboard are forecast to be at a somewhat higher level at the close of the first quarter than they were in the last quarter of 2004.

M-real's first-quarter result before taxes and excluding non-recurring items is forecast to be slightly in the red.

Espoo, 4 February 2005

BOARD OF DIRECTORS

BUSINESSES AND MARKET TRENDS

Cartons

	2004	2003	IV 04	III 04	II 04	I 04	IV 03	2003-2004 change
Turnover	879.7	809.0	227.9	237.6	210.1	204.1	196.2	+8.7%
Operating result	60.3	33.3	25.8	10.7	9.8	14.0	-2.3	+81.1%
Operating result, %	6.9	4.1	11.3	4.5	4.7	6.9	-1.2	
Return on capital employed, %	7.6	3.9	13.2	5.6	4.9	6.7	-1.1	
Deliveries, 1,000 t	1 155	1 007	305	310	275	265	250	+14.7%
Paperboard production, 1,000 t	1 111	913	294	322	242	253	217	+21.7%
Operating rate, %	89	84	85	96	86	89	79	

The operating environment of the Cartons business in 2004 was characterised by moderate growth in the European economy and a strengthening euro. All the main product groups enjoyed increasing demand. Demand grew in Eastern Europe, North America and Asia.

The business posted an operating profit in 2004 of EUR 60.3 million (2003: 33.3). The operating profit includes non-recurring net expenses of EUR 5.4 million (4.0), the largest of which were the EUR 22.4 million write-down of Savon Sellu's fixed assets as well as the recognition of negative goodwill of EUR 14.3 million connected with the purchase of shares in Kemiart Liners Oy. In the fourth quarter a EUR 8.4 million reversal was made on the write-down of Savon Sellu's fixed assets owing to the disposal of the Savon Sellu business and the proceeds from the sale. The operating result, excluding non-recurring items, was EUR 65.7 million (37.3). Profitability was improved mainly by the growth in delivery volumes in all product groups as well as by the cost savings that were realized. The strengthening of the euro depressed the selling price in euros within all product groups. The average operating rate of the paperboard machines was 89 per cent (84). The average order book at the end of December was about three weeks. Kemiart Liners is included in its entirety in the second-half figures.

Deliveries by west European folding boxboard producers were up 6 per cent compared with 2003. Deliveries by the producers to Western Europe were unchanged. M-real's deliveries of folding boxboard grew by 13 per cent. The biggest growth was seen in deliveries to Western and Eastern Europe as well as North America. The average selling price of folding boxboard fell, largely in the wake of a strengthening euro.

Delivery volumes of linerboard were up slightly, stripping out the growth in delivery volumes due to the acquisition of Kemiart Liners. The appreciation of the euro depressed selling prices.

The volume of fluting deliveries increased. The company succeeded in raising the delivery volume and selling price, especially in the lower profitability markets outside Europe. The average selling price nevertheless fell in step with the strengthening euro.

The operating result in October-December was EUR 25.8 million (July-Sept: 10.7) The operating result, excluding the above-mentioned non-recurring items that were booked to the October-December period, was EUR 23.1 million (33.1). The operating result was weakened by the fall in the average selling price as the euro continued to edge higher, the costs of maintenance shutdowns in

December, the drop in the volume of deliveries of both linerboard and fluting as well as by the increase in costs of oil-based raw materials. Additionally the result was improved by reversals of cost periodisations booked during January-September, at a value of approximately EUR 7 million.

Deliveries by west European folding boxboard producers declined by 2 per cent compared with the previous quarter. M-real's deliveries of folding boxboard increased slightly. No major change took place in the selling price of folding boxboard.

Graphics Products and Speciality Papers

	2004	2003	IV 04	III 04	II 04	I 04	IV 03	2003-2004 change
Turnover	2 377.9	2 348.0	616.2	589.5	581.1	591.1	572.6	+1.3%
Operating result	-90.0	24.3	-47.4	-33.2	-11.9	2.5	-12.8	
Operating result, %	-3.8	1.0	-7.7	-5.6	-2.1	0.4	-2.2	
Return on capital employed, %	3.4	1.0	-7.7	-5.1	-1.6	0.5	-1.7	
Deliveries, 1,000 t	3 168	2 965	837	797	767	767	745	+6.8%
Production, 1,000 t	3 169	2 912	817	814	763	775	708	+8.8%
Operating rate, %	88	84	90	90	85	87	80	

There was a dual trend market situation for the main product groups of the Graphics Products and Speciality Papers business in 2004. The positive trend in printed advertising lifted demand in the main market areas in Western and Eastern Europe, North America and Asia. By contrast, selling prices in Europe fell, and the appreciation of the euro lowered the selling price in euros received bywest European producers for dollar-based exports.

The business' operating loss was EUR 90.0 million (a profit of 24.3 million). The operating result includes EUR 56.2 million of non-recurring net expenses (6.4), the biggest of which were the EUR 31.0 million write-down of the fixed assets of the Zanders Reflex mill in Germany booked in the third quarter, as well as the EUR 24 million expense provision connected with the profitability improvement programme launched at Zanders' Gohrsmühle and Reflex mills and booked in the fourth quarter. The operating result, excluding non-recurring net expenses, was a loss of EUR 33.8 million (a loss of 30.7). Profitability was weakened mainly by the fall in the average selling price.

Deliveries by west European producers of coated fine paper rose by 11 per cent and deliveries by producers of coated magazine paper by 8 per cent. M-real's volume of coated fine paper delivered rose by 10 per cent and the volume of coated magazine paper fell by 5 per cent. M-real's delivery volume for speciality paper increased.

The operating rate of the paper machines was 88 per cent (84). The order book at the end of December was just over two weeks.

The average price of coated fine paper fell by 5 per cent and coated magazine paper was down 3 per cent. Prices of speciality paper declined slightly on average. The strengthening in the euro depressed the average selling price within all product groups.

The operating result in October-December was a loss of EUR 47.4 million (a loss of 33.2 million). The operating result includes non-recurring net expenses of EUR 25.2 million (31.0), the biggest of which

was the above-mentioned EUR 24 million expense provision connected with the profitability improvement programme at Zanders. The operating result, excluding non-recurring net expenses, was a loss of EUR 22.2 million (a loss of 2.2). Profitability was hit by the drop in the selling price in euros as the currency continued to ascend, by the costs of annual maintenance shutdowns as well as by the increase in costs of oil-based raw materials.

Deliveries by west European producers of coated fine paper rose by 5 per cent in October-December and deliveries by producers of coated magazine paper were up 11 per cent on the previous quarter. M-real's delivery volume for coated fine paper rose by 5 per cent, and coated magazine paper increased by 18 per cent in volume. M-real's delivery volume for speciality paper decreased.

The average prices of coated fine paper and coated magazine paper were at the level of the previous quarter. Prices of speciality paper declined slightly. The strengthening in the euro depressed the average selling price within all product groups.

<u>Offices</u>

	2004	2003	IV 04	III 04	II 04	I 04	IV 03	2003-2004 change
Turnover	670.0	682.9	164.1	167.1	158.5	180.3	169.5	-1.9%
Operating result	-3.9	48.2	-1.2	0.0	-6.2	3.5	8.6	
Operating result, %	-0.6	7.1	-0.7	0.0	-3.9	2.0	5.1	
Return on capital employed, %	-0.6	5.4	-1.2	0.0	-3.2	2.1	4.1	
Deliveries, 1,000 t	961	892	233	246	228	254	209	+7.7%
Production, 1,000 t	975	873	244	241	243	247	203	+11.7%
Operating rate, %	89	82	91	86	87	92	75	

Despite the pick-up in demand, the market situation for the Offices business remained difficult in 2004. Imports of uncoated fine paper to the west European market, which increased as a result of the sinking dollar, coupled with an increase in production capacity kept the competition situation very tight all year long. This caused a sharp fall in the selling prices of uncoated fine paper. Deliveries by west European producers to the markets outside Europe were largely unchanged despite the weakening in the dollar.

The business reported an operating loss of EUR 3.9 million (profit of 48.2 million). Profitability was weakened mainly by the fall in selling prices.

Deliveries by west European producers of uncoated fine paper rose by 5 per cent. The volume of products delivered by the Offices business area grew by 8 per cent. The operating rate of the paper machines was 89 per cent (82). The order book at the end of December was just over two weeks.

The average selling price fell by approximately 9 per cent.

The operating result in October-December was at the previous quarter's level.

Deliveries by west European producers of uncoated fine paper rose by 1 per cent in the last quarter. The volume of products delivered by the Offices business fell by 5 per cent.

Map Merchant Group

	2004	2003	IV 04	III 04	II 04	I 04	IV 03	2003-2004 change
Turnover	1 368.4	1 392.6	342.8	332.4	339.2	354.0	347.6	-1.7%
Operating result	4.7	6.5	-2.9	0.9	3.0	3.8	0.4	
Operating result, %	0.3	0.5	-0.8	0.3	0.9	1.1	0.1	
Return on capital employed, %	1.5	2.0	-2.9	0.9	3.2	4.6	0.4	
Deliveries, 1,000 t	1 308	1 283	330	321	319	338	327	+1.9%

Demand for Map Merchant Group's products improved in 2004 despite the continued difficult market situation. Thanks to the improved demand and implemented efficiency improvement measures the financial performance improved in all major market areas. The integration and reorganisation of operations was continued during the year and a restructuring of the operations of Modo Merchants and James McNaughton in the UK was initiated.

Map Merchant posted an operating profit of EUR 4.7 million (6.5). The profit includes non-recurring net expenses of EUR 8.3 million of which the most important were the EUR 5.3 million expense provision for the restructuring of Modo Merchants Ltd and James McNaughton Paper Group Ltd and the EUR 2,4 million cost incurred by the termination of Modo Merchants' warehouse lease agreement. The operating profit excluding non-recurring items was EUR 13.0 million (6.5). The improvement in profitability was attributable to the increased delivery volumes and the positive effects of the efficiency improvement measures.

The operating result in October-December was a loss of EUR 2.9 million (a profit of 0.9 million). The operating result, excluding the above-mentioned non-recurring expenses, was a profit of EUR 5.4 million (a profit of EUR 0.9). Earnings were improved by the increase in delivery volumes and the third quarter was also weakened by seasonal factors related to the summer holidays.

M-REAL-GROUP (all figures are unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-12/04	1-12/03	Change	10-12/04
Turnover	**5460.3**	**6 044.1**	**-583.8**	**1382.8**
Interest in associated companies	-7.4	-5.2	-2.2	-2.7
Other operating income	86.3	73.8	12.5	22.6
Operating expenses	5 152.4	5 557.9	-405.5	1330.7
Depreciation	461.5	481.0	-19.5	99.5
Operating profit	**-74.7**	**73.8**	**-148.5**	**-27.5**
% of turnover	-1.4	1.2		-2.0
Net exchange gains/losses	12.5	20.7	-8.2	8.1
Other financial income and expenses	-146.8	-174.7	27.9	-52.2
Profit before extraordinary items	**-209.0**	**-80.2**	**-128.8**	**-71.6**
% of turnover	-3.8	-1.3		-5.2
Extraordinary items	198.2	-15.1	213.3	-3.3
Profit before taxes and minority interest	**-10.8**	**-95.3**	**84.5**	**-68.3**
% of turnover	-0.2	-1.6		-4.9
Taxes	-3.1	-0.7	-2.4	3.9
Minority interest	-1.4	1.0	-2.4	0.3
Profit for the period	**-15.3**	**-95.0**	**79.7**	**-64.1**
% of turnover	-0.3	-1.6		-4.6

Taxes include taxes corresponding to profit for the period.

BALANCE SHEET (EUR million)	12/2004	%	12/2003	%
Assets				
Fixed assets	4 198.7	65.7	4 768.7	67.1
Current assets				
Inventories	726.8	11.4	802.0	11.3
Other current assets	1 227.3	19.1	1 351.9	19.0
Liquid funds	241.6	3.8	183.6	2.6
Total	**6 394.4**	**100.0**	**7 106.2**	**100.0**
Liabilities				
Shareholders´ equity	2 626.8	41.1	2 245.3	31.6
Minority interest	23.9	0.4	18.9	0.3
Provisions for liabilities and charges	58.1	0.9	77.4	1.1
Long-term liabilities	2 019.8	31.5	3 030.6	42.6
Short-term liabilities	1 665.8	26.1	1 734.0	24.4
Total	**6 394.4**	**100.0**	**7 106.2**	**100.0**

CASH FLOW STATEMENTS (EUR million)	1-12/04	1-12/03	10-12/04
Profit before extraordinary items	-209.0	-80.2	-71.6
Depreciation	461.5	481.0	99.5
Taxation	-30.9	-19.0	-11.8
Other changes	10.4	35.5	-3.9
Funds from operations	**232.0**	**417.3**	**12.2**
Change in working capital	19.6	7.8	83.6
Cash flow from operations	**251.6**	**425.1**	**95.8**
Gross capital expenditures [1]	-258.8	-396.7	-99.7
Disposal and other changes in fixed assets	439.7	-2.5	13.8
Cash flow after capital expenditure	**432.5**	**25.9**	**9.9**
Share issue	447.5	0.0	106.7
Interest-bearing net debt of companies acquired and divested	121.5	-8.5	0.5
Dividend	-53.7	-107.4	0.0
Change in interest-bearing liabilities (+ decrease/- increase)	**947.8**	**-90.0**	**117.1**

[1] Excl. interest-bearing net debt of acquired companies.

KEY FIGURES	1-12/04	1-12/03	10-12/04
Earnings per share, EUR	-0.79	-0.43	-0.21
Return on capital employed,%	-1.0	1.6	-2.1
Return on equity, %	-7.7	-3.8	-11.6
Gross capital expenditures, EUR million [1]	259	397	100
Personnel, average	16 490	20 372	16 068
	12/04	**12/03**	
Shareholders´ equity per share, EUR	8.00	10.56	
Equity ratio, %	41.5	31.9	
Gearing ratio, %	82	137	

[1] Excl. interest-bearing net debt of acquired companies.

Securities and guarantees, EUR million	12/04	12/03
For own loans	192	287
For associated companies	1	1
For affiliated companies	5	5
For others	11	15
Total	209	308

Open derivative contracts, EUR million	12/04	12/03
Interest rate derivatives	15 265	13 017
Currency derivatives	6 641	4 601
Other derivatives	9	0
Total	21 915	17 618

The fair value of open derivative contracts calculated at market value at the end of the review period was 1.6 EUR million (-1.6).

TURNOVER EUR Million	Year 2004	Year 2003	Quarterly IV 04	III 04	II 04	I 04	IV 03
Cartons	879.7	809.0	227.9	237.6	210.1	204.1	196.2
Graphics products and Speciality papers	2377.9	2348.0	616.2	589.5	581.1	591.1	572.6
Offices	670.0	682.9	164.1	167.1	158.5	180.3	169.5
Map Merchant Group	1368.4	1392.6	342.8	332.4	339.2	354.0	347.6
Internal sales and other operations	164.2	811.6	31.8	36.1	44.4	52.0	188.3
GROUP TOTAL	5460.3	6044.1	1382.8	1362.7	1333.3	1381.5	1474.2

TURNOVER EUR Million	III 03	II 03	I 03
Cartons	200.3	196.9	215.6
Graphics products and Speciality papers	578.7	574.6	622.1
Offices	151.3	170.5	191.6
Map Merchant Group	332.5	345.0	367.5
Internal sales and other operations	204.4	220.8	198.1
GROUP TOTAL	1467.2	1507.8	1594.9

OPERATING PROFIT AND RESULT EUR Million	Year 2004	Year 2003	Quarterly IV 04	III 04	II 04	I 04	IV 03
Cartons	60.3	33.3	25.8	10.7	9.8	14.0	-2.3
Graphics products and Speciality papers	-90.0	24.3	-47.4	-33.2	-11.9	2.5	-12.8
Offices	-3.9	48.2	-1.2	0.0	-6.2	3.5	8.6
Map Merchant Group	4.7	6.5	-2.9	0.9	3.0	3.8	0.4
Other operations	-45.8	-38.5	-1.8	-6.5	-14.5	-23.0	-31.2
OPERATING PROFIT	-74.7	73.8	-27.5	-28.1	-19.9	0.8	-37.3
% of turnover	-1.4	1.2	-2.0	-2.1	-1.5	0.1	-2.5
Net exchange gains/ losses	12.5	20.7	8.1	0.0	-0.8	5.2	9.7
Other financial income and expenses	-146.8	-174.7	-52.2	-31.4	-28.9	-34.3	-77.6
PROFIT BEFORE EXTRAORDINARY ITEMS	-209.0	-80.2	-71.6	-59.5	-49.6	-28.3	-105.2
% of turnover	-3.8	-1.3	-5.2	-4.4	-3.7	-2.1	-7.1

OPERATING PROFIT AND RESULT EUR Million	III 03	II 03	I 03
Cartons	15.1	2.5	18.1
Graphics products and Speciality papers	10.0	-2.1	29.1
Offices	3.9	13.9	21.8
Map Merchant Group	-2.7	3.4	5.4
Other operations	2.6	-2.9	-7.0
OPERATING PROFIT	28.9	14.8	67.4
% of turnover	2.0	1.0	4.2
Net exchange gains/ losses	-0.5	5.3	6.2
Other financial income and expenses	-32.3	-29.8	-35.0
PROFIT BEFORE EXTRAORDINARY ITEMS	-3.9	-9.7	38.6
% of turnover	-0.3	-0.6	2.4

OPERATING PROFIT, %	Year		Quarterly				
	2004	2003	IV 04	III 04	II 04	I 04	IV 03
Cartons	6.9	4.1	11.3	4.5	4.7	6.9	-1.2
Graphics products and Speciality papers	-3.8	1.0	-7.7	-5.6	-2.1	0.4	-2.2
Offices	-0.6	7.1	-0.7	0.0	-3.9	2.0	5.1
Map Merchant Group	0.3	0.5	-0.8	0.3	0.9	1.1	0.1
GROUP TOTAL	-1.4	1.2	-2.0	-2.1	-1.5	0.1	-2.5

OPERATING PROFIT, %	III 03	II 03	I 03
Cartons	7.5	1.2	8.4
Graphics products and Speciality papers	1.7	-0.4	4.7
Offices	2.6	8.2	11.4
Map Merchant Group	-0.8	1.0	1.5
GROUP TOTAL	2.0	1.0	4.2

RETURN ON CAPITAL EMPLOYED, %	Year 2004	Year 2003	Year 2002
Cartons	7.6	3.9	9.4
Graphics products and Speciality papers	-3.4	1.0	5.5
Offices	-0.6	5.4	11.0
Map Merchant Group	1.5	2.0	-3.0
GROUP TOTAL	-1.0	1.6	5.8

CAPITAL EMPLOYED, EUR Million	31.12.04	31.12.03	31.12.02
Cartons	913.4	882.1	921.6
Graphics products and Speciality papers	2 591.5	2 849.7	2 893.1
Offices	854.3	839.0	973.7
Map Merchant Group	387.7	383.2	410.4
Other assets	387.8	734.4	698.3
GROUP TOTAL	5 134.7	5 688.4	5 897.1

PERSONNEL, average	Year 2004	Year 2003	Year 2002
Cartons	2 842	2 970	3 080
Graphics products and Speciality papers	6 670	6 957	7 671
Offices	2 036	2 107	2 125
Map Merchant Group	2 528	2 554	2 745
Other operations	2 414	5 784	5 449
GROUP TOTAL	16 490	20 372	21 070

DELIVERIES 1000 tons	Year 2004	Year 2003	Quarterly IV 04	III 04	II 04	I 04	IV 03
Cartons [1]	1155	1007	305	310	275	265	250
Graphics products and Speciality papers	3168	2965	837	797	767	767	745
Offices	961	892	233	246	228	254	209
Paper businesses total	4129	3857	1070	1043	995	1021	955
Map Merchant Group	1308	1283	330	321	319	338	327

DELIVERIES 1000 tons	III 03	II 03	I 03
Cartons [1]	246	246	265
Graphics products and Speciality papers	729	727	763
Offices	207	229	246
Paper businesses total	937	956	1009
Map Merchant Group	312	317	328

PRODUCTION 1000 tons	Year 2004	Year 2003	Quarterly IV 04	III 04	II 04	I 04	IV 03
Cartons paperboard mills [1]	1111	913	294	322	242	253	217
Graphics products and Speciality papers	3169	2912	817	814	763	775	708
Offices	975	873	244	241	243	247	203
Paper mills total	4144	3785	1061	1055	1006	1022	912
Metsä-Botnia´s pulp [2]	1151	1124	282	290	279	300	270
M-real´s pulp	1533	1439	399	384	369	381	368

PRODUCTION 1000 tons	III 03	II 03	I 03
Cartons paperboard mills [1]	238	208	250
Graphics products and Speciality papers	719	718	767
Offices	200	233	237
Paper mills total	919	950	1004
Metsä-Botnia´s pulp [2]	305	269	280
M-real´s pulp	350	355	366

[1] Equals to M-real´s ownership (47 % in Kemiart Liners until QII 2004 and 100% as from QIII 2004).
[2] Equals to M-real´s ownership (47 % in Metsä-Botnia).

OPERATING RATES, %	Year		Quarterly				
	2004	2003	IV 04	III 04	II 04	I 04	IV 03
Cartons paperboard mills	89	84	85	96	86	89	79
Graphics products and Speciality papers	88	84	90	90	85	87	80
Offices	89	82	91	86	87	92	75
Paper mills total	88	83	90	89	86	88	79

OPERATING RATES, %	III 03	II 03	I 03
Cartons paperboard mills	87	78	94
Graphics products and Speciality papers	83	83	89
Offices	73	89	93
Paper mills total	80	84	90

M-REAL CORPORATION

Hannu Anttila
President and CEO

M-real Corporation Stock Exchange Bulletin 4.2.2005 at 1.15 p.m.

THE BOARD OF M-REAL DECIDED ON AN INCENTIVE PROGRAM FOR THE YEARS 2005-2007

The Board of M-real Corporation has decided on a new share-based incentive program for the company´s top executives.

The possible reward of the incentive program from the year 2005 is based on M-real Corporation´s operating profit (EBIT) and return on capital employed (ROCE). Reward will be payed in 2006 partly in M-real´s B shares and partly in money. The maximum aggregate number of B shares to be earned based on 2005 results is 116 000. Any shares earned through the program must be held for minimum of two years after the reward period.

Approximately 12 top executives are included in the program.

M-REAL CORPORATION

Corporate Communications

For additional information contact President and CEO Hannu Anttila, tel. +358 10 469 4343